Exhibit 99.1

CANADA GOOSE ANNOUNCES ELECTION OF DIRECTORS

Toronto, ON (August 15, 2017) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) held its annual meeting of shareholders earlier today in Toronto, Ontario. All the nominees for election as directors listed in the Company’s management proxy circular dated July 7, 2017 were elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%

Dani Reiss	823,218,617	99.57%	3,517,293	0.43%

Ryan Cotton	822,112,262	99.44%	4,623,648	0.56%

Joshua Bekenstein	819,071,254	99.07%	7,664,656	0.93%

Stephen Gunn	826,490,729	99.97%	245,181	0.03%

Jean-Marc Huët	826,728,852	100.00%	7,058	0.00%

John Davison	826,730,106	100.00%	5,804	0.00%

Maureen Chiquet	826,728,718	100.00%	7,192	0.00%

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

For more information, please contact:

ICR, Inc.

Investors:

Allison Malkin/Caitlin Morahan

(203) 682-8200

Allison.Malkin@ICRinc.com/Caitlin.Morahan@ICRinc.com

or

Media:

Jessica Liddell

203-682-8208

Jessica.Liddell@ICRinc.com